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SEC FILE NUMBER

SEC Mail Processing
FEB 26 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRUSTMONT FINANCIAL GROUP, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 BRUSH RUN ROAD
(No. and Street)

GREENSBURG (City) PA (State) 15601 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTHONY C. HLADEK (Name) 724-468-5665 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY
(Name – if individual, state last, first, and middle name)

2700 YGNACIO VALLEY RD STE 270 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

06/06/2024 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ANTHONY C. HLADEK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRUSTMONT FINANCIAL GROUP, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Amanda Ickes, Notary Public
Westmoreland County
My commission expires June 30, 2027
Commission number 1435362
Member, Pennsylvania Association of Notaries

Amanda Ickes
Notary Public

Signature: Anthony C H

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Trustmont Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on Trustmont Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trustmont Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1 — Computation of Net Capital and Aggregate Indebtedness and Schedule II Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
We have served as Trustmont Financial Group, Inc.'s auditor since 2024.
February 20, 2025

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

February 20, 2025

To the Stockholders and Management of
Trustmont Financial Group, Inc.

In connection with our audit of the financial statements and supplemental information of Trustmont Financial Group, Inc. for the year ended December 31, 2024, we will issue our report thereon dated February 20, 2025. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Trustmont Financial Group, Inc. in its 2024 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. No critical accounting estimates were noted during the audit.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted that the Company's related parties, which share office space with the Company, share monthly revenues with the Company. These revenues are not supported with any official documentation other than the checks written and the verbal representation by the majority shareholder of the Company.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in

management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Our consideration of the quality of the Company's financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in the Company's financial reporting that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis. We noted a deficiency in internal controls during the audit.

In reviewing the Company's procedures, we noted a control deficiency related to compliance with SEA Rule 15c3-3. While the Company is tracking incoming customer funds and recording when they are transmitted, the time of transmission itself isn't being documented. As the Rule requires funds to be transmitted by noon, without this timing detail, the Company can't be certain it's meeting the compliance requirement.

We recommend updating the tracking process to include the time the funds are transmitted. This will help ensure that the Company is in compliance with the Rule and transmitting funds before the noon deadline.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and we have discussed the contents with you.

Exceptions to Exemption Provisions

In connection with our review of the Trustmont Financial Group Inc's Exemption Report required by Rule 17a-5(d)(4) of the Securities and Exchange Commission, we did not identify any exceptions to the exemption provisions and Footnote 74 that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter

that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the supplementary information listed in the table of contents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the stockholders and management of Trustmont Financial Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

TRUSTMONT FINANCIAL GROUP, INC.
UNCORRECTED AUDIT JOURNAL ENTRIES
DECEMBER 31, 2024

Description (Nature) of Misstatement	Financial Statement Effect			
	Total Assets	Total Liabilities	Equity	Profit & Loss
The BD records revenues based on estimates, performing a true-up when cash is received, as such the BD records revenues in the incorrect period. We compared the December 2023 and December 2024 commissions and noted an immaterial difference .	$ 48,375	$ -	$ -	$ (48,375)
The BD records revenues based on estimates, performing a true-up when cash is received, as such the BD records revenues in the incorrect period. We tested five January 2025 commissions and the service period for these commissions were in December 2024. And noted an immaterial difference.	5,519	-	-	(5,519)
We recalculated the commission based on the commission statement and the 12b-1 rate from Morningstar. As this calculation was based on estimates (incomplete inputs), it is reasonable for there to be slight differences in our calculation. We extrapolated a difference and noted an immaterial difference.	8,105	-	-	(8,105)
Total	$ 61,999	$ -	$ -	$ (61,999)

Trustmont Financial Group, Inc.

Financial Statements
and Supplemental Information

Year Ended
December 31, 2024

Trustmont Financial Group, Inc.

Financial Statements
and Supplemental Information

Year Ended
December 31, 2024

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$ 102,262
Deposit with clearing organization	25,000
Accounts receivable	511,742
Securities owned	96,550
Prepaid insurance	14,869
Prepaid income taxes	1,609
Deferred tax asset	106,000
Petty cash	190
Operating lease ROU assets, net of accumulated operating lease cost of $0	291,602
	$ 1,149,824

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 431,963
Accounts payable	30,076
Other accrued expenses	73,737
Payroll taxes payable	2,785
Operating lease liabilities	291,602
Total Liabilities	830,163
Stockholders' Equity:	
Common stock (voting), $.10 par value; 100,000 shares authorized, issued, and outstanding	10,000
Common stock (non-voting), $.10 par value, 100,000 shares authorized and issued, 66,315 shares outstanding	10,000
Additional paid-in capital	564,181
Accumulated deficit	(87,674)
	496,507
Less common stock (non-voting) in treasury - 33,685 shares at cost	176,846
	319,661
	$ 1,149,824

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Income

Year Ended
December 31, 2024

Revenues:	
Commission income	$ 6,363,187
Fees charged to representatives	387,593
Other revenues	3,367
Rental income	36,000
Miscellaneous income	6,526
Dividend and interest income	6,470
Unrealized loss on securities owned	(319)
	6,802,824
Operating expenses:	
Commissions, exchange fees, and other clearance expenses	5,202,400
Employee compensation and benefits expense	705,219
Technology and communications expense	276,466
Occupancy and equipment expenses	93,646
Floor brokerage, exchange and clearance fees	99,106
Other expenses	408,948
	6,785,785
Income Before Income Taxes	17,039
Income Taxes	16,200
Net Income	$ 839

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended
December 31, 2024

	Common Stock Voting	Common Stock Nonvoting	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance at December 31, 2023	$ 10,000	$ 10,000	$ 564,181	$ (88,513)	$ (118,108)	$ 377,560
Current year net income	-	-	-	839	-	839
Repurchase of 9,474 (non-voting) shares, at cost	-	-	-	-	(58,738)	(58,738)
Balance at December 31, 2024	$ 10,000	$ 10,000	$ 564,181	$ (87,674)	$ (176,846)	$ 319,661

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended
December 31, 2024

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net income	$ 839
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	15,000
Reinvested dividends and interest	(5,099)
Unrealized loss on securities	319
(Increase) decrease in:	
Receivables from broker-dealers and clearing organizations	(38,920)
Prepaid insurance	294
Prepaid income taxes	694
Operating lease ROU assets	(221,586)
Increase (decrease) in:	
Commissions payable	32,489
Accounts payable	(9,896)
Other accrued expenses	29,379
Payroll taxes payable	789
Operating lease liabilities	222,993
Net cash provided by operating activities	27,295
Cash flows from financing activities:	
Repurchase of treasury stock	(58,738)
Net cash used by financing activities	(58,738)
Net Decrease in Cash and Cash Equivalents	(31,443)
Cash and Cash Equivalents, beginning of year	133,705
Cash and Cash Equivalents, end of year	$ 102,262

Supplemental Information:

The Company paid income taxes in the amount of $506 during the year ended December 31, 2024.

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Notes to Financial Statements

Year Ended
December 31, 2024

A. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Fully Disclosed Basis. The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2024, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

B. Summary of Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Based on management's assessment of the credit history with its customers having outstanding balances, and current relationships with them, and current economic conditions it has concluded that credit losses on balances outstanding at year end will be immaterial.

Commissions Payable. A substantial portion of commission revenue is ultimately paid to the registered representatives. The Company records an estimate for commissions payable based upon payout ratios for each product for which the Company has accrued commission revenue. Such amounts are recorded as commission expense.

Securities Owned. The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities with readily determinable fair values, are reported in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Fixed assets in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Advertising. The Company expenses the cost of advertising as incurred. There was no advertising expense for the year ended December 31, 2024.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are recognized for differences between the basis of asset and liabilities for financial statement and income tax purposes. Deferred taxes are also recognized for net operating loss carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions.

B. Summary of Significant Accounting Policies (Continued)

Leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

C. Revenue From Contracts With Customers

Significant Judgments. Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

C. Revenue From Contracts With Customers (Continued)

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. There are no immaterial differences between current and prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 2,025,343
Distribution fees	4,337,844
Total Revenue From Contracts With Customers	$ 6,363,187

Receivables from contracts with customers amounted to $508,179 and $469,969 for the years ended December 31, 2024 and 2023, respectively.

D. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $121,170, which was $85,266 in excess of its required net capital of $35,904. The Company's net capital ratio was 4.44 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2024, there were no material differences.

E. Securities Owned

Cost and fair value of securities owned classified by the Company are as follows:

Cost basis	$ 119,934
Net unrealized loss - prior year	(23,065)
Net unrealized loss - current year	(319)
Fair value	$ 96,550

F. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The employee compensation and benefits account on the statement of income includes $10,744 of matching contributions by the Company.

G. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

G. Income Taxes (Continued)

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $369,000 and $441,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration beginning in 2038. At December 31, 2024, deferred assets of $106,000 have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2024, the Company's open audit periods are 2021 through 2024 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences including meals, entertainment and dividends received deduction along with a change in the state corporate income tax rate.

The provision for income taxes in the statement of income for the year ended December 31, 2024 consists of the following component:

Current:		
Federal	$	400
State		800
		1,200
Deferred:		
Federal		3,000
State		1,000
Reduction in state tax rate		11,000
		15,000
	$	16,200

H. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Financial instruments that potentially subject the Company to credit risk include securities owned. Management periodically evaluates the quality of the securities owned.

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2024, the Company did not exceed the insured limit.

I. Arbitration Settlements

The Company settled two arbitration cases filed with FINRA during the year ended December 31, 2024. The Company's financial loss related to these settlements amounted to $50,157, including related attorney fees.

J. Lease Commitments

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make an additional payment for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These cost are not included in lease payments used to determine lease liability.

At December 31, 2024 the Company extended its lease for office space under a non-cancellable operating lease, which expires December 2029 and provides for monthly lease payments of $4,874. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2024, rent expense under the prior lease term amounted to $58,482.

The Company also leases office space from a related party on a month-to-month basis. For the year ended December 31, 2024, rent expense under the prior lease term amounted to $13,406. As of December 31, 2024 the Company has estimated for purposes of lease accounting that the term of this lease will extend until December 31, 2029 and the lease will be treated as an operating lease.

J. Lease Commitments (Continued)

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Operating leases:		
Operating lease ROU assets	$	291,602
Operating lease liabilities		291,602

Other information related to leases as of December 31, 2024 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	70,482
ROU assets obtained in exchange for lease obligations		
Operating leases	$	291,602
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	221,586

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under operating leases as of December 31, 2024 are as follows:

2025	$	70,482
2026		70,482
2027		70,482
2028		70,482
Thereafter		70,482
Total undiscounted lease payments		352,410
Less imputed interest		(60,808)
Total lease liabilities	$	291,602

The discount rate of both operating leases is 8%.

The remaining lease term of both operating leases is 5 years as of December 31, 2024.

K. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company. During the year, the Company earned an oversight fee of $60,000 from TAG. This fee has been included in fees charged to representatives on the Statement of Income. As of December 31, 2024, the Company has no balance owed to TAG.

The Company rents office space, from an entity owned by a person who indirectly owns a majority of the stock of the Company, on a month-to-month basis. This expense is included in occupancy and equipment cost on the statement of income and amounted to $13,406 for the year ended December 31, 2024.

The Company subleases a portion of their office space to an entity owned by a person who owns, indirectly, a majority of the stock of the Company. Rent received under this cancellable sublease amounted to $36,000 for the year ended December 31, 2024 .

L. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. There were no transfers in or out of Level 3 during the year ended December 31, 2024.

L. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Schwab Treasury Obligation Money Fund	$ 87,210	$ 87,210	$ -	$ -
Domestic equities	9,340	9,340	-	-
	$ 96,550	$ 96,550	$ -	$ -

M. Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

Trustmont Financial Group, Inc. conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM, the President makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. Additionally, the President (CODM) uses excess net capital (see Note D) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The company's operations constitute a single operating segment therefore, a single reportable segment, because the President (CODM) manages the business activities using information of the company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

N. Subsequent Events

The Company has evaluated subsequent events through February 20, 2025, which is the date the financial statements were available to be issued. Management noted no events requiring disclosure or recognition.

Supplemental Information

Trustmont Financial Group, Inc.

Schedule I Computations of Net Capital
and Aggregate Indebtedness

Year Ended
December 31, 2024

Net Capital:		
Total stockholders' equity	$	319,661
Deductions:		
Non-allowable assets:		
Petty cash		190
Receivables from non-customers		72,103
Prepaid insurance		14,869
Prepaid income taxes		1,609
Deferred tax asset		106,000
Total non-allowable assets		194,771
Other deductions		575
Net Capital Before Haircuts on Security Positions		124,315
Haircuts on Securities:		
Other securities		(3,145)
Net Capital		121,170
Net Capital Requirement		35,904
Net Capital in Excess of Minimum Requirements	$	85,266
Aggregate Indebtedness	$	538,561
Ratio of Aggregate Indebtedness to Net Capital		4.44

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

Trustmont Financial Group, Inc.

Schedule II Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to Securities and Exchange Commission Rule 15c3-3

Year Ended
December 31, 2024

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities.

See Report of Independent Registered Public Accounting Firm.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Trustmont Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Trustmont Financial Group, Inc's Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §240.15c3-3 under which Trustmont Financial Group, Inc. claimed exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provision), (2) The Company is also filing an Exemption Report pursuant to the provisions of Footnote 74 of the SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary account of broker-dealers (as defined in Rule 15c3-3), (3) Trustmont Financial Group, Inc. met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of the SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2024 without exception.

The Company's management is responsible for compliance with the exemption provisions and Footnote 74 of the SEC Release No. 34-70073 their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 20, 2025

Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

Trustmont Financial Group, Inc's Exemption Report

Trustmont Financial Group, INC. ("TFG") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) With regard to the TFG's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, TFG claimed an exemption from 17C.F.R §240.15c3-3(k)(2)(ii).
(2) With regard to TFG's other business activities for transactions not cleared through its clearing firm business activities, TFG is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rules 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary account of broker-dealers (as defined in Rule 15c3-3).
(3) TFG met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year end December 31, 2024 without exception.

Trustmont Financial Group, Inc.

I, Anthony C. Hladek, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

Anthony C. Hladek, President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholders
of Trustmont Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Trustmont Financial Group, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 20, 2025